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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              ---------------------

                             CONCENTREX INCORPORATED
                            (Name of Subject Company)

                             CONCENTREX INCORPORATED
                        (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    20589S105
                      (Cusip Number of Class of Securities)

                               MATTHEW W. CHAPMAN
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                         400 SW SIXTH AVENUE, 2ND FLOOR
                             PORTLAND, OREGON 97204
                                 (503) 274-7280
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of person filing this statement)

                              ---------------------
                                    Copy To:
                               RONALD L. GREENMAN
                                 TONKON TORP LLP
                               1600 PIONEER TOWER
                               888 SW FIFTH AVENUE
                             PORTLAND, OREGON 97204
                                 (503) 221-1440
                              ---------------------

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 2 amends and supplements the Schedule 14D-9 (the
"Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on July 21, 2000, by Concentrex Incorporated, an Oregon corporation ("Concentrex" or the "Company"). The Schedule 14D-9 relates to the offer by JH Acquisition Corp., an Oregon corporation (the "Buyer" or the "Offeror") and a wholly owned subsidiary of John H. Harland Company, a Georgia corporation ("Parent") to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Concentrex at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated July 21, 2000
(the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The filing of this Amendment No.2 should not be construed as a concession by Concentrex that the information provided in the original Schedule 14D-9, or Amendment No. 1 thereto filed with the Commission on August 10, 2000, is materially amended herein.

ITEM 4 and ANNEX A

         Item 4 and ANNEX A of the Schedule 14D-9 are hereby amended as follows:

         1. The fourteenth full paragraph of the section entitled "Background of the Offer" on page 3 is hereby amended and restated to read in its entirety as follows:

                  "On June 16, 2000, Mr. Ashany called Mr. Chu and stated that the Company was interested in meeting with Parent to discuss the potential acquisition of the Company by Parent. The rationale behind the Company's interest was as follows. The Company was concerned about its financial condition because it believed that it would be in default under its loan covenants as of July 1, 2000 and its lenders had indicated an unwillingness to restructure the Company's debt except under onerous terms. During May and June, 2000, the Company had considered alternatives for resolution of its financial condition, including the feasibility of selling only its Internet sales division or restructuring its debt. During this period, Mr. Ashany had regular informal contact with several members of the Company's senior management group and board of directors, discussing the Company's strategies and options for addressing its financial condition. Mr. Ashany communicated nearly daily with Mr. Chapman and senior management via telephone about the progress of talks with potential acquirers. During the course of these discussions, it appeared that the strategy of selling only the Company's Internet division was risky, as potential buyers that had been contacted in this respect did not demonstrate an expedient interest in acquiring the Company's Internet division. It appeared the Company did not have the alternative of restructuring its debt because of the Company's recent performance and the timing of cash availability. On June 8, 2000, the Company's board of directors met by telephone conference. During that meeting Mr. Ashany reviewed with the board the status of the attempts to sell only the Internet division and the Company's financial condition. The Company then determined that a relatively quick sale of the entire Company was potentially the most attractive means of maximizing value for its shareholders because the Company's bargaining position was likely to weaken as its financial condition became more distressed. Given Parent's proactive interest in exploring an acquisition of the Company, Mr. Ashany contacted Mr. Chu as described above. Allen & Company also began to contact other potential acquirers at this time. Of the eight companies contacted, three of these potential acquirers executed confidentiality agreements and began receiving financial information from the Company. None of these companies


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                  indicated that it was prepared to submit a bid quickly for acquiring the Company. Ultimately, the board of directors concluded that none of these potential acquirers could proceed expeditiously enough, relative to Parent, so as to address the Company's financial condition.


         2. The fifth full paragraph of ANNEX A is hereby amended and restated to read as follows:

                  "The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Buyer and the Parent Designees (as defined herein) has been taken from, or is based upon, publicly available documents on file with the Securities and Exchange Commission and other public sources, and information provided by Parent and Buyer. The Company has no knowledge that would indicate that any of such information, or that any statement based upon such documents or sources, is untrue. Any failure by the Parent or Buyer to update such information, or any failure by Parent or Buyer to disclose events which may have occurred and may affect the significance or accuracy of such information but which are unknown to the Company, may affect the accuracy or completeness of the information concerning Parent, Buyer or the Parent Designees supplied from such sources."


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    CONCENTREX INCORPORATED



                                    By:    /s/ JEFFREY P. STRICKLER
                                       -----------------------------------------
                                       Name: Jeffrey P. Strickler
                                       Title: Vice President and
                                      General Counsel


Date: August 16, 2000



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                                  EXHIBIT INDEX

Exhibit No.       Exhibit Name
-----------       ------------
+(1)              Offer to Purchase dated July 21, 2000.
+(2)              Form of Letter of Transmittal.
+(3)              Agreement and Plan of Merger, dated as of July 17, 2000, among Parent, Buyer and the Company.
+(4)              Form of Tender Agreement, dated as of July 17, 2000, between each of the Tendering Stockholders, Buyer and Parent.
+(5)              The sections under the headings "EXECUTIVE COMPENSATION," "EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                  CHANGE-IN-CONTROL ARRANGEMENTS," and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" from the Company's Proxy
                  Statement dated April 17, 2000.
+(6)              Text of press releases issued by Parent and the Company dated July 21, 2000.
+(7)              Letter to Stockholders of the Company dated July 21, 2000.
+(8)              Information Statement dated July 21, 2000 (included as Annex A hereto and incorporated herein by reference thereto).
+(9)              Opinion of Allen & Company (included as Annex B hereto and incorporated herein by reference thereto).


 + Previously filed.